Mail Stop 4561

March 6, 2009

Michael K. Simon
Chief Executive Officer
LogMeIn, Inc.
500 Unicorn Park Drive
Woburn, MA 01801

> **Re: LogMeIn, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed February 20, 2009**
> **File No. 333-148620**

Dear Mr. Simon:

We have reviewed your filing and have the following comments.

General

1.   We are in receipt of your confidential treatment request, CF Control #21479, and note that you intend to file another amendment to your registration statement addressing certain of the Staff's comments. Our review of your amended confidential treatment request will be conducted when you have responded to the pending comments with an amendment. Any comments will be provided in a separate letter promptly upon LogMeIn's filing of the amended registration statement addressing the Staff's comments. Please note that any comments with respect to the application must be resolved prior to the desired effective date.

Executive Compensation

Summary Compensation Table, page 75

2.   We note that you have removed the summary compensation information for 2007. Registrants are required to provide information for any year if that information previously was required to be provided in response to a Commission filing requirement. Refer to Instruction 1 to Instructions to Item 402(c) of Regulation S-K. Please revise your filing to include the summary compensation information

for 2007, including appropriate discussion responsive to Item 402(b) of Regulation S-K.

*   *   *   *   *

If you have questions or comments on the financial statements and related matters, please contact Chris Davis at (202) 551-3408 or, if you require additional assistance, you may contact Mark Kronforst at (202) 551-3451. Please contact Michael F. Johnson at (202) 551-3477 with any other questions. If you require further assistance, you may contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief - Legal

cc: Via Facsimile (781) 966-2100
Susan L. Mazur, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP